# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nakamoto Inc., CIK 0001946573
CUSIP: 49457M106
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 300 10th Ave South, Suite 100, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-001181
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,612,676; sole dispositive power 0; shared dispositive power 25,612,676; aggregate amount beneficially owned 25,612,676 (3.71% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,612,676; sole dispositive power 0; shared dispositive power 25,612,676; aggregate amount beneficially owned 25,612,676 (3.71% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 25,612,676; sole dispositive power 0; shared dispositive power 25,612,676; aggregate amount beneficially owned 25,612,676 (3.71% of the class)

## Item 1. Issuer
Name of issuer: Nakamoto Inc.
Address of issuer's principal executive offices: 300 10th Ave South, Nashville, TN 37203

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 25,612,676
Percent of class: 3.71%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 25,612,676
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 25,612,676

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
As of March 31, 2026, the Reporting Persons beneficially own 25,612,676 shares of Common Stock. The number of shares of Common Stock outstanding (690,018,254) is based on the Form 424B3 Prospectus dated March 31, 2026. Position held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., as investment manager, exercises voting and investment control over the shares held by Alyeska Master Fund, L.P. Anand Parekh, as Chief Executive Officer of Alyeska Investment Group, L.P., may be deemed the beneficial owner of such shares. Mr. Parekh disclaims beneficial ownership of such shares.

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2026)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2026)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (05/15/2026)